December 28, 2011

George J. Zornada, Esq.
K&L Gates LLP
One Lincoln Street
Boston, MA 02111

Re: The Endowment Institutional TEI Fund, L.P.
        File No. 811-22639

Dear Mr. Zornada:

On November 29, 2011, you filed a registration statement on Form N-2 for The
Endowment Institutional TEI Fund, L.P. (the "Institutional TEI Fund" or the "Fund"). We have
reviewed the registration statement, and have provided our comments below. For convenience,
we generally organized our comments using headings and defined terms from the registration
statement. Where a comment is made in one location, it is applicable to all similar disclosure
appearing elsewhere in the registration statement.

PROSPECTUS

Summary — The Master Fund (Page i)

1.   Disclosure in this section states that The Endowment Master Fund, L.P. (the "Master
Fund") allocates its assets among a number of Investment Managers or Investment Funds.
Please add disclosure in this section, and as appropriate throughout the prospectus, that the
Investment Funds in which the Master Fund invests include hedge funds.

Summary — Portfolio Construction; Limitations on Liquidity (Page iii)

2.   The third and fourth paragraphs of this section provide that the Fund may be invested in
"sidepockets." Please explain the term "sidepockets" in plain English, and describe the risks
associated with these investments in the risk disclosure section of the prospectus. Please also
address how sidepockets will be valued in the valuation section of the prospectus.

Summary — Fees and Expenses (Page xi)

3.   The first paragraph in this section states that the Fund bears its own operating expenses, and a pro rata portion of operating expenses of the Master Fund and The Endowment Offshore Institutional TEI Fund, Ltd. (the "Offshore Fund"). Please revise the disclosure to clarify that the Fund, and therefore the Fund's investors, bear these expenses.

Summary of Fund Expenses — Institutional TEI Fund (Page 1)

4.   In the Summary of Fund Expenses table, the line item "Maximum Placement Fee" states that there are no placement fees. However, footnote (1) to the table states that Sub-Placement Agents may charge an investor a fee for their services in conjunction with an investment in the Fund. Please revise the "Maximum Placement Fee" line item to reflect the possibility that an investor may pay a placement fee.

5.   Please remove the line item labeled "Total Annual Fund Operating Expenses" from the fee table.

6.   Please state in the narrative following the table that "Other Expenses" are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3 of Form N-2.

Investment Objective (Page 3)

7.   The fourth paragraph of this section states that the Fund's investment objective is non-fundamental, and may be changed by the Board without the approval of the Partners. Please describe in this section the advance notice that will be provided to the Partners prior to a change of the Fund's investment objective.

Investment Strategies (Page 5)

8.   The first paragraph of this section states that the Fund invests substantially all of its assets in the securities of numerous Investment Funds, and may also invest directly in securities and other derivative instruments. In order to avoid investor confusion, please make revisions throughout this section to more accurately describe that the Fund invests substantially all of its investable assets in the Offshore Fund, which in turn invests substantially all of its investable assets in the Master Fund.

Investment Strategies — Equity Asset Classes (Page 6)

9.   This section describes several equity strategies that the Fund will implement. Please provide a description of the Fund's policy regarding the market capitalization of its equity investments.

Additional Investment Policies — Futures Transactions (Page 20)

10.   This section describes the Fund's use of commodity-related derivatives. Please explain to us the Fund's basis for treating income attributable to its investment in the Offshore Fund as qualifying income under Sub-Chapter M of the Internal Revenue Code in light of the suspension by the Internal Revenue Service (the "IRS") to issue new private-letter rulings to funds seeking indirect exposure to commodities. Also, please advise us if the Fund has obtained an opinion of legal counsel relative to its position.

11.   Please disclose in the Fund's description of its principal risks the course of action the Fund will take should the IRS issue guidance that adversely affects the treatment of income attributable to the Fund's investment in the Offshore Fund.

12.   Please advise us how derivatives will be valued for purposes of calculating the Fund's management fees. Also, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/ investment/guidance/ici073010.pdf.

Investment Related Risks — Derivatives with Respect to High Yield and Other Indebtedness (Page 47)

13.   Disclosure in this section describes the risks associated with counterparties to the Investment Funds' and the Master Fund's derivative transactions. Please advise us whether the Investment Funds and the Master Fund will have any limits on their exposures to a particular counterparty. We may have additional comments after reviewing your response.

APPENDIX B

Performance History of the Institutional TEI Fund (Page B-1)

14.   The heading for this section indicates that the performance history shown is that of the Institutional TEI Fund. Please revise the heading for this section to indicate that the performance history is that of the Master Fund and its predecessor.

15.   The Performance Analysis at the end of the table provides the Annualized Compound Return for the Master Fund and its predecessor, as well as several comparisons. Please provide the annualized total returns for the Master Fund and its predecessor for the past one and five years, as well as for the lives of these Funds.

GENERAL COMMENTS

16.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

17.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any amendments.

18.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

19.   Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act of 1940. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

20.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, the Fund should furnish a letter acknowledging that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* * * * *

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

Edward P. Bartz
Staff Attorney